Zentek Ltd.

Condensed Interim Consolidated Financial Statements
For the three months ended June 30, 2025 and 2024

(Unaudited)

(Expressed in Canadian Dollars)

ZENTEK LTD.

1

ZENTEK LTD. UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at	As at
	June 30,	March 31,
	2025	2025
(Stated in Canadian Dollars)	$	$

ASSETS
Current assets
Cash and cash equivalents [note 12]	2,888,843	121,481
Accounts and other receivables - net [note 3]	394,429	1,202,745
Inventories [note 4]	892,324	887,509
Prepaids and deposits	359,102	278,051
Property held for sale - net	-	1,878,107
Total current assets	4,534,698	4,367,893

Non-current assets
Inventories [note 4]	1,294,339	1,294,339
Property and equipment - net [note 5]	5,144,547	5,278,882
Exploration and evaluation assets [note 6]	7,508,313	7,455,071
Total non-current assets	13,947,199	14,028,292
Total assets	18,481,897	18,396,185

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities [note 7]	2,417,840	2,966,264
Current portion of lease liability [note 8]	177,687	171,990
Current portion of long-term debt [note 9]	-	346,747
Deferred government grants [note 16]	200,000	-
Total current liabilities	2,795,527	3,485,001

Non-current liabilities
Lease liability [note 8]	115,172	161,737
Convertible debentures [note 10]	1,583,206	-
Total non-current liabilities	1,698,378	161,737
Total liabilities	4,493,905	3,646,738

SHAREHOLDERS' EQUITY
Share capital [note 11(a)]	89,618,410	89,477,168
Warrants [note 11(b)]	89,737	89,737
Share-based payment reserve [note 11(c)]	8,215,456	8,563,163
Shares to be issued [note 6(a)]	472,500	472,500
Convertible debentures reserve [note 10]	439,331	-
Deficit	(84,847,442)	(83,853,121)
Total shareholders' equity	13,987,992	14,749,447
Total shareholders' equity and liabilities	18,481,897	18,396,185
Nature of Business and Going Concern [note 1]
Commitments and Contingencies [note 14]

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

These unaudited condensed interim consolidated financial statements were authorised for issue by the Board of Directors on August 14, 2025. Approved on behalf of the Board of Directors:

"Eric Wallman"	, Director

"Ilse Treurnicht"	, Director

2

ZENTEK LTD. UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)	2025	2024
FOR THE THREE MONTHS ENDED JUNE 30	$	$

REVENUE
Net sales	57,797	5,489

COST OF SALES	30,601	15,188

GROSS MARGIN	27,196	(9,699)
EXPENSES
Accretion expense	24,342	-
Depreciation and amortisation [note 5]	134,335	152,863
Consulting fees	6,155	41,912
Directors fees [note 13]	63,125	63,125
Insurance	77,682	99,881
Investor relations and promotion	10,043	9,070
Listing and filing fees	85,934	92,257
Office expenses	21,967	28,289
Professional fees	309,432	377,046
Rent	85,786	74,360
Research and development	140,794	(31,421)
Salaries and benefits [note 13]	660,640	856,637
Share-based compensation [notes 11(c) and 13]	121,562	718,222
Supplies and materials	6,987	5,134
Travel	35,900	19,432
Other expenses [note 17]	70,358	51,078
	1,855,042	2,557,885

Loss before other income (expenses)	(1,827,846)	(2,567,584)

Interest income	11,914	40,613
Interest expense	(36,802)	(26,381)
Gain on disposal of property [note 5]	488,829	-
Other income	1,557	163
Total other income (expense)	465,498	14,395

Net loss and comprehensive loss for the period	(1,362,348)	(2,553,189)

Basic and diluted net loss per share [note 15]	(0.01)	(0.03)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

3

ZENTEK LTD. UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Stated in Canadian Dollars)	Number of Shares	Share Capital $	Warrants $	Share-Based Payment Reserve $	Shares to be Issued $	Convertible Debentures Reserve $	Deficit $	Total Shareholders' Equity $

Balance as at March 31, 2024	100,819,577	86,105,945	-	10,216,329	472,500	-	(76,621,563)	20,173,211
Stock options exercised [note 11(a)]	470,000	196,000	-	(96,000)	-	-	-	100,000
Stock options expired [note 11(c)]	-	-	-	(796,500)	-	-	796,500	-
Shares purchased for cancellation [note 11(a)]	(59,600)	(90,629)	-	-	-	-	-	(90,629)
Recognition of share-based compensation [note 11(c)]	-	-	-	718,222	-	-	-	718,222
Net loss and comprehensive loss for the period	-	-	-	-	-	-	(2,553,189)	(2,553,189)
Balance as at June 30, 2024	101,229,977	86,211,316	-	10,042,051	472,500	-	(78,378,252)	18,347,615

Balance as at March 31, 2025	104,390,928	89,477,168	89,737	8,563,163	472,500	-	(83,853,121)	14,749,447
Issuance of convertible debentures [note 10]	-	-	-	-	-	439,331	-	439,331
Stock options exercised [note 11(a)]	319,531	141,242	-	(101,242)	-	-	-	40,000
Stock options expired [note 11(c)]	-	-	-	(368,027)	-	-	368,027	-
Recognition of share-based compensation [note 11(c)]	-	-	-	121,562	-	-	-	121,562
Net loss and comprehensive loss for the period	-	-	-	-	-	-	(1,362,348)	(1,362,348)
Balance as at June 30, 2025	104,710,459	89,618,410	89,737	8,215,456	472,500	439,331	(84,847,442)	13,987,992

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

4

ZENTEK LTD. UNAUDITED CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended June 30, 2025	Three Months Ended June 30, 2024
(Stated in Canadian Dollars)	$	$

OPERATING ACTIVITIES
Loss for the period	(1,362,348)	(2,553,189)
Items not affecting cash
Accretion expense	24,342	-
Convertible debenture accrued interest	22,192	-
Depreciation and amortisation [note 5]	134,335	152,863
Loan receivable accrued interest	-	20
Gain on disposal of property	(488,829)	-
Share-based compensation [note 11(c)]	121,562	718,222
Valuation allowance on inventory [note 4]	(7,000)	(19,875)
Net change in non-cash working capital balances [note 12]	381,026	283,755
Cash flows used in operating activities	(1,174,720)	(1,418,204)

INVESTING ACTIVITIES
Loan receivable advanced	-	(2,587)
Loan receivable repayment	-	14,413
Mineral exploration and evaluation expenditures capitalised	(53,242)	(33,131)
Proceeds on sale of property	2,366,936	-
Cash flows from (used in) investing activities	2,313,694	(21,305)

FINANCING ACTIVITIES
Payments on lease liability [note 8]	(40,868)	(35,862)
Payments on long-term debt [note 9]	(346,747)	(122,328)
Net proceeds from convertible debentures issued [note 10]	1,976,003	-
Proceeds from stock options exercised [note 11(a)]	40,000	100,000
Shares purchased for cancellation [note 11(a)]	-	(90,629)
Cash flows used in financing activities	1,628,388	(148,819)

Change in cash and cash equivalents during the period	2,767,362	(1,588,328)
Cash and cash equivalents, beginning of period	121,481	3,521,420
Cash and cash equivalents, end of period	2,888,843	1,933,092

Supplementary disclosures - see note 12

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

5

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT JUNE 30, 2025 AND FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024

1. NATURE OF BUSINESS AND GOING CONCERN

Zentek Ltd. (the "Company") was incorporated on July 29, 2008 under the laws of the province of Ontario, Canada. The principal business of the Company is to develop opportunities in the graphene and related nano-materials industry based on its intellectual property, patents and Albany graphite. The address of the Company's executive office is 24 Corporate Court, Guelph, Ontario, N1G 5G5, Canada.

The Company is an emerging high-tech nano-graphite and graphene materials company based in Guelph, Ontario, Canada. The current focus is to bring to market innovative products including surgical masks and HVAC filters with the Company's ZenGUARDTM coating, Rapid Detection Point of Care diagnostics tests and continue to develop potential pharmaceutical products based on its patent-pending graphene-based compound.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The recoverability of the carrying value of exploration properties and the Company's continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements, social licensing requirements and non-compliance with regulatory requirements. The Company's assets may also be subject to increases in taxes and royalties, renegotiation of contracts, and political uncertainty.

The Company's operating segments are organized into the following reportable segments:

- Intellectual Property Development - Includes manufacturing and distribution of graphene related products.

- Biotech - Includes service revenue generated through aptamer technology.

- Albany Project - Includes the exploration and evaluation asset and mineral exploration activities.

- Unallocated Corporate Costs - Includes corporate activities and certain unallocated costs.

During the year ended March 31, 2025, the Company adopted segment reporting as a result of revenue being recognized in an additional segment. The comparative figures have been restated to reflect the change in segment reporting.

These unaudited condensed interim consolidated financial statements of the Company for the three months ended June 30, 2025 were approved and authorised for issue by the Board of Directors on August 14, 2025.

The technology industry presents a high degree of risk and there can be no assurance that the Company's research and development will result in profitable operations. The Company's ability to meet its obligations arising from normal business operations, continue its research and development, and generate future profits is dependent upon its ability to obtain necessary financing. While the Company has been successful at raising funds in the past, there can be no assurance that it will be able to do so in the future. These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations

6

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT JUNE 30, 2025 AND FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024

1. NATURE OF BUSINESS AND GOING CONCERN (continued)

As at June 30, 2025, the Company had not yet achieved profitable operations and had an accumulated deficit of $84,847,442 and expects to incur further losses in the development of its business. These events and conditions indicate that a material uncertainty exists that may cast substantial doubt on the Company's ability to continue as a going concern. The ability to continue as a going concern is dependent on obtaining continued financial support, obtaining financing, or generating profitable operations in the future. Management is committed to raising additional capital to meet its obligations; however, additional debt and/or equity financing is subject to the global financial markets and economic conditions.

These unaudited condensed interim consolidated financial statements do not reflect the adjustments to the carrying value of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications that would be necessary if the going concern assumption was not appropriate. Any adjustments necessary to the consolidated financial statements if the Company ceases to be a going concern could be material.

2. BASIS OF PRESENTATION

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board ("IASB") and have been condensed with certain disclosures from the Company's audited consolidated financial statements for the year ended March 31, 2025 (the "Annual Financial Statements") omitted. Accordingly, these unaudited condensed interim consolidated financial statements should be read in conjunction with the Annual Financial Statements.

These unaudited condensed interim consolidated financial statements consolidate the accounts of the Company and all of its subsidiaries. The Company has the following wholly owned subsidiaries: Triera Biosciences Ltd., 1000114904 Ontario Inc., Zentek USA Inc. and Albany Graphite Corp.

7

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT JUNE 30, 2025 AND FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024

2. BASIS OF PRESENTATION (continued)

a) Changes in accounting policies

The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's audited consolidated financial statements for the year ended March 31, 2025 in addition to the new standards and amendments adopted as detailed below.

Certain IFRS accounting standards were issued that were mandatory for accounting periods beginning on or after April 1, 2025. Many have been excluded as management does not expect them to have a material effect. The following amendments are effective for the year beginning April 1, 2025:

IAS 21 - The Effects of Changes in Foreign Exchange Rates

In August 2023, the International Accounting Standards Board (IASB) issued narrow-scope amendments to IAS 21 The Effects of Changes in Foreign Exchange Rates, which were incorporated into Part I of the CPA Canada Handbook - Accounting in November 2023. The amendments specify how to determine whether a currency is exchangeable into another currency and how to determine the spot exchange rate when a currency lacks exchangeability.

A currency is exchangeable into another currency when an entity is able to obtain the other currency within a time frame that allows for a normal administrative delay and through a market or exchange mechanism in which an exchange transaction would create enforceable rights and obligations.

An entity assesses whether a currency is exchangeable into another currency at the measurement date and for a specified purpose. If an entity is able to obtain no more than an insignificant amount of the other currency at the measurement date for the specified purpose, the currency is not exchangeable into the other currency.

When a currency is not exchangeable into another currency at a measurement date, an entity is required to estimate the spot exchange rate as the rate at which an orderly exchange transaction would take place at the measurement date between market participants under prevailing economic conditions.

When an entity estimates a spot exchange rate because a currency is not exchangeable into another currency, the amendments require an entity to disclose information that enables the users of the financial statements to understand how the currency not being exchangeable into the other currency affects, or is expected to affect, the entity's financial performance, financial position and cash flows, including the risks to which the entity is exposed because of the currency not being exchangeable into the other currency.

b) Future changes in accounting standards

There are a number of standards, amendments to standards, and interpretations which have been issued by the IASB that are effective in future accounting periods that the Company has decided not to adopt early.

The following amendments are effective for the year beginning April 1, 2026:

Classification and Measurement of Financial Instruments (Amendments to IFRS 7 Financial Instruments: Disclosures and IFRS 9 Financial Instruments)

The following amendments are effective for the year beginning April 1, 2027:

IFRS 18 Presentation and Disclosure in Financial Statements (New)

The Company is currently assessing the impact of these new accounting standards and amendments.

8

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT JUNE 30, 2025 AND FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024

2. BASIS OF PRESENTATION (continued)

c) Significant judgements

In preparing the Company's unaudited condensed interim consolidated financial statements for the three months ended June 30, 2025, the Company applied the critical judgements and estimates disclosed in Note 3 of its audited consolidated financial statements for the year ended March 31, 2025.

d) Convertible debentures

The Company's convertible debentures are segregated into their debt and equity elements at the date of issue, based on their initial fair values. The debt element of the instruments is classified as a liability, and recorded as the present value of the Company's obligation to make future interest payments in cash, and settle the redemption value of the instrument in cash or in a variable number of shares. The carrying value of the debt element is accreted to the original face value of the instruments, over their deemed life, using the effective interest method. The equity element equals the difference between the fair value of the convertible debenture as a whole and the fair value of the liability element.

On conversion, if the Company settles in shares, the carrying amount of the equity element and the carrying amount of the debt element, including any accrued interest, are reclassified to share capital. Alternatively, if the Company settles in cash, any gain/loss arising from extinguishment of the debentures are recorded in profit (loss) of the current year. Any gain/loss arising from the settlement of the equity element is recognized in equity.

In the event that the instruments are not converted and the conversion option expires at maturity, the Company accounts for the settlement of the instruments at redemption value, which is equal to the stated principal amount of the instruments. The debt element is derecognized, and the carrying amount of the equity element is reclassified to contributed equity. If the Company settles the debt element through issuance of shares, the redemption value of the debt element is credited to share capital.

3. ACCOUNTS AND OTHER RECEIVABLES

	June 30, 2025 $	March 31, 2025 $

HST recoverable	252,829	345,422
Other receivables	-	3,333
Accrued interest receivable on guaranteed investment certificates	6,627	62
Trade receivables	134,973	853,928
Total accounts and other receivables	394,429	1,202,745

9

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT JUNE 30, 2025 AND FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024

4. INVENTORIES

	June 30,	March 31,
	2025	2025
	$	$

Raw materials	2,201,886	2,193,242
Finished goods	317,777	328,606
Allowance for impairment	(333,000)	(340,000)
Total inventories	2,186,663	2,181,848
Less: non-current portion	(1,294,339)	(1,294,339)
Total current portion of inventories	892,324	887,509

The change in the allowance for impairment of inventory in the amount of $(7,000) (March 31, 2025: $136,447) was recognized as an expense reduction and included in cost of sales.

The amount of inventories recognised as an expense and included in cost of sales for the three months ended June 30, 2025 was $30,601 (2024: $35,062).

5. PROPERTY AND EQUIPMENT

The following is a reconciliation of changes in the balances of property and equipment for the three-month period ended

	Property and	Right-of-use
	Equipment	Assets	Total
Property and equipment as at March 31, 2025	6,861,985	295,004	7,156,989
Less: depreciation	(94,036)	(40,299)	(134,335)
Less: disposals	(1,878,107)	-	(1,878,107)
Less: property held for sale	-	-	-
Plus: purchases	-	-	-
Property and equipment as at June 30, 2025	4,889,842	254,705	5,144,547

The following is a reconciliation of gain on disposal of property for the three-month period ended June 30, 2025.

Cost of disposed property	2,064,994
Accumulated amortization of disposed property	(186,887)
Net book value of disposed property	1,878,107
Net proceeds on disposition of property	2,366,936
Gain on disposal of property	488,829

The following is a reconciliation of changes in the balances of property and equipment for the three-month period ended June 30, 2024.

	Property and	Right-of-use
	Equipment	Assets	Total
Property and equipment as at March 31, 2024	7,315,571	454,886	7,770,457
Less: depreciation	(112,564)	(40,299)	(152,863)
Property and equipment as at June 30, 2024	7,203,007	414,587	7,617,594

The Company's property and equipment includes an asset under construction in the amount of $52,709 (March 31, 2025: $52,709) related to costs incurred for a production line at the silver-graphene oxide pilot plant. Depreciation was not recorded on assets under construction until they were put into use.

10

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT JUNE 30, 2025 AND FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024

6. EXPLORATION AND EVALUATION PROPERTY

The 100%-owned Albany Graphite Deposit (the "Albany Property") consists of 521 mining claims held by the Company's subsidiary Albany Graphite Corp. and is located north of Lake Superior and southwest of James Bay in Northern Ontario, Canada. During the year ended March 31, 2013, the Company reached an agreement with the optionor pursuant to the following terms and conditions:

a) The Company will issue to the optionor a total of 1,250,000 common shares. Total shares remaining to be issued are 750,000 common shares valued at $472,500 based on their fair market value on the date of the agreement;

b) The Company granted the optionor a net smelter return royalty of 0.75% on the 4F claim block, of which 0.5% can be purchased at any time for $500,000; and

c) The agreement provides a clawback right that allows the optionor to reduce the Company's interest in the other claims to 30% subsequent to the exercise of the second option by giving notice within 30 days that the optionor intends to commence sole funding up to completion of a feasibility study within 48 months and within 30 days deliver a payment of $27,500,000.

Albany Property	$
Balance at March 31, 2024	7,271,857
Expenditures capitalized	33,131
Balance at June 30, 2024	7,304,988

Balance at March 31, 2025	7,455,071
Expenditures capitalized	53,242
Balance at June 30, 2025	7,508,313

11

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT JUNE 30, 2025 AND FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024

7. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	June 30, 2025 $	March 31, 2025 $

Trade payables	1,487,687	2,006,918
Accrued liabilities	495,289	439,346
Flow-through share subscribers' income tax	401,557	427,000
Part XII.6 tax payable	33,307	93,000
Total accounts payable and accrued liabilities	2,417,840	2,966,264

In January 2025, the Canada Revenue Agency ("CRA") completed its audit of the Company's 2018 and 2019 renunciation of certain Canadian exploration expenses ("CEE") in favour of subscribers of flow-through share private placements that closed on December 21, 2018 and December 20, 2019 (the "Flow-Through Financings") for aggregate proceeds of $4,210,000.

In February 2025, the Company received a Notice of Reassessment ("NOR") from CRA in respect of its 2018 Flow-Through Financing. This NOR assessed a reduction in amounts previously renounced and resulted in additional Part XII.6 tax of $59,693.

The Company has not yet received a NOR for the amounts renounced in the 2019 Flow-Through Financing. As a result, further amendments to the flow-through share expenditures renounced for the period from March 31, 2019 to March 31, 2022, may occur.

The Company has estimated its potential Part XII.6 liability as a result of the CRA audit to be $93,000. The reduction in previously provided renunciations may also result in an additional obligation for the Company to indemnify certain flow-through shareholders due to reductions in previously flowed through CEE deductions. Management has estimated this indemnification obligation to be $427,000.

A provision of $434,864 has been recognized for this liability and is included in accounts payable and accrued liabilities. $33,307 of this liability consists of management's estimate of Part XII.6 tax owing and $401,557 consists of management's estimate of the Company's indemnification obligation.

A continuity of the potential estimated liability associated with the CRA notices of reassessment is shown below:

Total estimated Part XII.6 liability	$93,000
Payments made to date	$(59,693)
Estimated Part XII.6 liability as at June 30, 2025	$33,307

Total estimated indemnification obligation	$427,000
Payments made to date	$(25,443)
Estimated indemnification obligation as at June 30, 2025	$401,557

12

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT JUNE 30, 2025 AND FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024

8. LEASE LIABILITY

During the year ended March 31, 2021, the Company entered into a lease agreement for its manufacturing facility in Guelph, Ontario. The initial term of the lease was for three years commencing on February 1, 2021, subject to a right of extension. In July 2023, the Company acted upon the renewal option for an additional 36 months, extending to January 31, 2027.

The lease liability relates to the above noted agreement. The lease liability as at June 30, 2025 and March 31, 2025 is as follows:

	June 30, 2025 $	March 31, 2025 $

Lease liability	292,859	333,727
Less: current portion	(177,687)	(171,990)
Long-term portion	115,172	161,737

Interest expense recognised on the lease liability for the three-month period ended June 30, 2025 was $10,492 (2024: $15,498).

9. LONG-TERM DEBT

Pursuant to an asset purchase agreement dated February 10, 2022, the Company acquired the land, building and chattels at 24 Corporate Court in Guelph, Ontario for cash consideration of $351,000 and assumed a mortgage of $1,949,000. The mortgage was assumed in a vendor-take-back agreement with the seller of the property who is an insignificant shareholder and not an insider of the Company. There are no financial covenants associated with this agreement. On April 1, 2023, the repayment terms were renegotiated to extend the amortisation period by an additional 12 months to March 1, 2025 and reduce the monthly installment from $85,504 to $43,764, including interest at 5% per annum. On October 1, 2023, the repayment terms were amended with payments moving to interest only for the next six months ending March 1, 2024. As a result, the loan repayment was further extended by seven months with a new maturity date of October 1, 2025. The Company did not consider this extension to be a substantial modification to the vendor-take-back agreement. On March 20, 2025, the Company and the lender agreed to suspend further payments, including interest only payments, until after the property held for sale closed.

	June 30,	March 31,
	2025	2025
	$	$

First mortgage payable in monthly installments of $43,764 including interest at 5% per annum. Balance fully repaid on May 15, 2025 using the proceeds from the sale of 24 Corporate Court.	-	346,747
Less current portion	-	(346,747)
Total long-term debt	-	-

13

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT JUNE 30, 2025 AND FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024

10. CONVERTIBLE DEBENTURES

On April 9, 2025, the Company completed a non-brokered private placement (the "Offering") of debenture units (the "Debenture Units") through the issuance of 2,000 Debenture Units for gross proceeds of $2,000,000.

Each Debenture Unit consists of: (i) $1,000 principal amount of 5% secured convertible debentures of the Company (each, a "Convertible Debenture"); and (ii) 454 warrants (the "Warrants") to purchase common shares in the capital of the Company (the "Common Shares"). Each Convertible Debenture will mature on April 9, 2028, (the "Maturity Date") and bears interest at a rate of 5% per annum payable as a balloon payment on the Maturity Date. Each Convertible Debenture is convertible at the option of the holder, in whole or in part, into Common Shares, at any time prior to the Maturity Date at a conversion price of $2.20 per Common Share (the "Conversion Price"). The Company has the option to force the conversion of the Convertible Debentures into Common Shares at the Conversion Price at any time after the second anniversary of closing and prior to the Maturity Date in the event that the volume weighted average trading price of the Common Shares on the TSX Venture Exchange (the "TSXV") for the preceding 30 business days exceeds $4.40.

The Convertible Debentures are secured by the Company's interest in the Albany Property [Note 6], with a first ranking above all other creditors or loans by the Company.

The following inputs were used to fair value the debenture units and their associated components:

Terms of loan
Inception date	April 9, 2025
Valuation date	April 9, 2025
Maturity date	April 9, 2028
Term	3 years
Principal amount	$2,000,000
Coupon rate	5% per annum
Underlying share price	$1.42
Conversion price	$2.20
Conversion cap price (between April 9, 2027 and maturity date)	$4.40
Risk-free rate	2.47%
Volatility	66.16%
Market Inputs
CAD OIS Risk-free curve credit spread	11.05%
Valuation results
Fair value of the debt component	$1,555,334
Less: transaction costs	$(18,662)
Add: accretion expense	$24,342
Add: accrued interest	$22,192
Total value of the debt component as at June 30, 2025	$1,583,206

Fair value of the equity component
Embedded holder conversion option	$399,380
Embedded issuer's conversion option	$(4,833)
Free-standing warrants	$50,119
Less: transaction costs	$(5,335)
Total fair value of the equity component	$439,331

14

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT JUNE 30, 2025 AND FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024

11. SHARE CAPITAL

(a) Share Capital

The Company is authorised to issue an unlimited number of common shares, with no par value.

During the three months ended June 30, 2025, the Company issued 319,531 common shares in connection with the exercise of 392,084 options (2024: 470,000 common shares on exercise of 550,000 options). The carrying value of the options, being $101,242 (2024: $96,000), was removed from share-based payment reserve and added to share capital. Of the 392,084 (2024: 550,000) options exercised, 292,084 (2024: 300,000) were exercised using a "cashless" exercise method whereby 72,553 (2024: 80,000) fewer shares were issued than exercised as compensation for the $135,967 (2024: $120,000) that would have otherwise been received by the Company upon exercise.

On August 14, 2024, the Company announced a normal course issuer bid for up to 5,084,319 common shares of the Company over a period of one year, being approximately 5% of the Company's issued and outstanding common shares, with up to 2,033,727 common shares of the Company purchasable over any 30-day period, being 2% of the Company's issued and outstanding common shares. During the three months ended June 30, 2025, the Company purchased, and subsequently cancelled, nil (2024: 59,600) of its own common shares at a cost of $nil (2024: $90,629).

(b) Share Purchase Warrants

Details of share purchase warrants outstanding as at June 30, 2025 are as follows:

	Exercise	Grant Date	Jun-30
	Price	Fair Value	2025
Expiry Date	$	$	#

August 19, 2026	3.00	89,737	1,180,750

The following is a summary of warrants activity for the periods ended June 30, 2025 and March 31, 2025:

	Three months ended June 30, 2025		Year ended March 31, 2025
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$
Balance, beginning of period	1,180,750	3.00	-	-
Granted	908,000	2.20	1,180,750	3.00
Exercised	-	-	-	-
Expired	-	-	-	-
Balance, end of period	2,088,750	2.65	1,180,750	3.00

The grant date fair value of the 1,180,750 warrants was $0.08. The fair value of these warrants was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions: expected dividend yield of 0%; expected volatility of 49%; risk-free interest rate of 3.3%; and expected life of 2 years.

The 908,000 warrants issued during the three months ended June 30, 2025 were valued at $42,393 as part of the issuance of convertible debentures. This value has been included in the convertible debentures reserve on the statement of financial position.

15

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT JUNE 30, 2025 AND FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024

11. SHARE CAPITAL

(c) Stock Options and Share-Based Payment Reserve

The Company did not issue any stock options during the three month period ended June 30, 2025.

During the three month period ended June 30, 2024, the Company issued 2,000,000 stock options to a number of consultants, employees and directors at exercise prices ranging from $1.42 to $1.52. The grant date fair value of these stock options was $1,802,247. The vesting period for the stock options issued was as follows: 621,250 at the date of issuance; 661,250 after 12 months from the date of issuance; 621,250 after 24 months from the date of issuance; and 96,250 after 36 months from the date of issuance.

In addition, during the three month period ended June 30, 2024, the Company's subsidiary, Triera Biosciences Ltd. ("Triera"), issued 5,000 stock options to a consultant at an exercise price of $1.00. The grant date fair value of these stock options was determined to be trivial and no stock-based compensation was recorded in relation to these options. The vesting period for the Triera stock options issued was as follows: 1,667 on June 1, 2024; 1,667 on June 1, 2025; and 1,666 on June 1, 2026.

The grant date fair value of the stock options was calculated using the Black-Scholes option pricing model. A summary of the inputs used to value the options issued during the three months ended June 30 is presented below:

	Triera		The Company
	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Expected dividend yield	N/A	0%	N/A	0%
Expected volatility	N/A	98% to 120%	N/A	62% to 77%
Expected forfeiture rate	N/A	0%	N/A	7%
Risk-free interest rate	N/A	4.50%	N/A	4.0% to 4.5%
Expected life	N/A	3 years	N/A	3 to 5 years

The Company's computation of expected volatility for the three months ended June 30, 2025 and 2024 is based on the Company's market close price over a prior period equal to the expected life of the options except for the volatility of the Triera options which is based on a comparable publicly traded company.

16

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT JUNE 30, 2025 AND FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024

11. SHARE CAPITAL

(c) Stock Options and Share-Based Payment Reserve (continued)

The Company applies the fair value method of accounting for share-based payment awards to directors, officers, employees and non-employees. Accordingly, the following amounts have been recognised as compensation expense and under capital stock as share-based payment reserve:

	Three months	Three months
	Ended	Ended
	June 30,	June 30,
	2025	2024
	$	$

Share-based compensation expense	121,562	718,222

Stock option and share-based payment activity of the Company for the periods ended June 30, 2025 and March 31, 2025 are summarised as follows:

	Three months ended June 30, 2025		Year ended March 31, 2025
	Number	Weighted average exercise price	Number	Weighted average exercise price
		$		$

Balance, beginning of period	6,123,334	2.32	7,098,334	2.37
Granted	-	-	2,000,000	1.52
Exercised	(392,084)	0.45	(1,700,000)	0.45
Expired	(263,750)	2.39	(1,275,000)	3.84
Balance, end of period	5,467,500	2.45	6,123,334	2.32

At June 30, 2025, outstanding options to acquire common shares of the Company were as follows:

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
	Outstanding	Remaining	Exercise	Outstanding	Exercise
Range of exercise Prices	as at June 30,	Contractual	Price	as at June 30,	Price
CAD$	2025	Life (years)	CAD$	2025	CAD$
$0.40 - $1.00	250,000	0.27	$0.75	250,000	$0.75
$1.01 - $4.00	4,192,500	2.62	$2.11	3,547,500	$2.21
$4.01 - $5.67	1,025,000	1.54	$4.27	1,025,000	$4.27
Totals	5,467,500	2.31	$2.45	4,822,500	$2.58

17

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT JUNE 30, 2025 AND FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024

11. SHARE CAPITAL

(c) Stock Options and Share-Based Payment Reserve (continued)

At March 31, 2025, outstanding options to acquire common shares of the Company were as follows:

	Options Outstanding			Options Exercisable
Range of exercise Prices CAD$	Number Outstanding as at Mar 31, 2025	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price CAD$	Number Outstanding as at Mar 31, 2025	Number Outstanding as at Mar 31, 2025
$0.40 - $1.00	633,334	0.28	$0.55	633,334	$0.55
$1.01 - $4.00	4,465,000	2.75	$2.12	3,135,416	$2.37
$4.01 - $5.67	1,025,000	1.79	$4.27	1,025,000	$4.27
Totals	6,123,334	2.33	$2.32	4,793,750	$2.54

Stock option and share-based payment activity of the Company's subsidiary, Triera, for the periods ended June 30, 2025 and March 31, 2025 are summarised as follows:

	Three months ended		Year ended
	June 30, 2025		March 31, 2025
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$

Balance, beginning of period	190,000	1.00	195,000	1.00
Granted	-	-	5,000	1.00
Exercised	-	-	-	-
Expired	-	-	(10,000)	1.00
Balance, end of period	190,000	1.00	190,000	1.00

At June 30, 2025, outstanding options to acquire common shares of the Company's subsidiary, Triera, were as follows:

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
	Outstanding	Remaining	Exercise	Outstanding	Exercise
Range of exercise Prices	as at June 30,	Contractual	Price	as at June 30,	Price
CAD$	2025	Life (years)	CAD$	2025	CAD$
$0.00 - $1.00	190,000	3.05	$1.00	188,333	$1.00

18

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT JUNE 30, 2025 AND FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024

11. SHARE CAPITAL

(c) Stock Options and Share-Based Payment Reserve (continued)

At March 31, 2025, outstanding options to acquire common shares of the Company's subsidiary, Triera, were as follows:

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
	Outstanding	Remaining	Exercise	Outstanding	Exercise
Range of exercise Prices	as at Mar 31,	Contractual	Price	as at Mar 31,	Price
CAD$	2025	Life (years)	CAD$	2025	CAD$
$0.00 - $1.00	190,000	3.22	$1.00	186,666	$1.00

12. SUPPLEMENTAL DISCLOSURES ON STATEMENTS OF CASH FLOWS

Changes in non-cash working capital balances consist of:

	June 30,	June 30,
	2025	2024
	$	$

Accounts and other receivables	808,316	51,903
Inventories	2,185	34,945
Prepaids and deposits	(81,051)	(94,088)
Accounts payable and accrued liabilities	(548,424)	290,995
Deferred government grants	200,000	-
Total change in non-cash working capital balances	381,026	283,755

During the three months ended June 30, 2025, 292,084 (2024: 300,000) stock options were exercised using a "cashless" exercise method whereby 72,553 (2024: 80,000) fewer shares were issued than options exercised as compensation for the $135,967 (2024: $120,000) in cash that would have otherwise been received by the Company upon exercise.

Cash and cash equivalents are comprised of:	June 30,	March 31,
	2025	2025
	$	$
Cash in bank	888,843	121,481
Cashable guaranteed investment certificate, variable rate, maturing May 20, 2026	2,000,000	-
Total cash and cash equivalents	2,888,843	121,481

19

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT JUNE 30, 2025 AND FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024

13. RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

The Company defines key management personnel as its key executive management and Board of Directors. In addition to their salaries, the Company provides a benefit plan and other allowances to its key management personnel. Key management personnel are also granted stock options at the discretion of the Board of Directors.

The remuneration of key management personnel during the three months ended June 30, 2025 and 2024 were as follows:

	2025	2024
	$	$

Directors fees	63,125	63,125
Salaries and benefits	228,750	273,125
Share-based compensation	147,406	607,900
Total remuneration of key management personnel	439,281	944,150

20

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT JUNE 30, 2025 AND FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024

14. COMMITMENTS AND CONTINGENCIES

a) Environmental Contingencies

The Company's activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations.

b) Research Agreements

The Company has entered various agreements with arms' length parties pertaining to ongoing science efforts in pursuit of research and/or development and intellectual property with the objective of profitably bringing products to market. Many of the counterparties to these agreements are Canadian universities and affiliated individuals. These agreements can be generalized as having 'no fault' termination clauses regarding ongoing commitments and future liability when the Company determines that the pursuit becomes ineffective or unlikely to result in a profitable or commercially-viable product.

Under certain of these technology license agreements with Canadian universities, the Company has an obligation to pay royalties on revenues from any subject technologies. No such revenues have been earned to date.

c) Contingent liabilities

In September 2018, the Company received a statement of claim from a former employee. The Company is in the process of defending the claim, but views the claim as unmeritorious. On March 24, 2020, the Company commenced an action claim against the former employee for relief relating to contracts and transactions between that employee and the Company, seeking to set aside those agreements and, where applicable, seeking disgorgement of unspecified amounts relating to benefits obtained under those agreements. Although there can be no assurance that any particular claim will be resolved in the Company's favour, management does not believe that the outcome of any claim or potential claims of which it is currently aware will have a material adverse effect on the Company. The trial commenced on October 21, 2024 and closing submissions were held on January 17, 2025.

15. NET LOSS PER SHARE

Basic net loss per share figures are calculated using the weighted average number of common shares outstanding. The weighted average number of common shares issued and outstanding for the three months ended June 30, 2025 is 104,582,605 (2024: 100,916,280). Diluted net loss per share figures are calculated after taking into account all warrants and stock options granted. For the three months ended June 30, 2025 and June 30, 2024, all stock options and warrants were excluded from the diluted per share amounts as their effect is anti-dilutive in loss periods.

21

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT JUNE 30, 2025 AND FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024

16. GOVERNMENT GRANTS

The Company has entered into an agreement with Critical Minerals Innovation Fund under which the Company is entitled to receive assistance and cost recoveries to a maximum of $500,000 for work on Albany Graphite purification and anode material development project.

Government grants received or receivable during the three months ended June 30, 2025 and 2024 were as follows:

	2025	2024
	$	$

Critical Minerals Innovation Fund	200,000	-
Total government grants received or receivable	200,000	-

Grant funds received have been deferred at June 30, 2025 and recognized as deferred government grants. Funding received during the quarter was based on executing the agreement and providing proof of insurance. Project milestones commenced subsequent to June 30, 2025.

17. OTHER EXPENSES

	Three months Ended June 30, 2025	Three months Ended June 30, 2024
	$	$

Automotive	6,086	6,396
Bank fees	856	1,198
Dues and subscriptions	8,282	11,147
Freight and delivery	8,459	504
Meals and entertainment	7,084	9,107
Other expenses	4,346	7,434
Property taxes	9,239	8,360
Repairs and maintenance	14,256	7,982
Telephone	5,126	5,319
Utilities	6,624	(6,369)
Total other expenses	70,358	51,078

18. COMPARATIVE FIGURES

During the year ended March 31, 2025, the Company adopted segment reporting as a result of revenue being recognized in an additional segment. This resulted in a change to the presentation on the Unaudited Condensed Interim Consolidated Statements of Loss and Comprehensive Loss where cost of sales is now being disclosed. The comparative figures have been restated to reflect the change in segment reporting with cost of sales increasing by $15,188 and supplies and materials decreasing by $15,188.

22

ZENTEK LTD. NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Stated in Canadian Dollars)
AS AT JUNE 30, 2025 AND FOR THE THREE MONTHS ENDED JUNE 30, 2025 AND 2024

19. SEGMENTED INFORMATION

The Company's operating segments are organized into the following reportable segments:

- Intellectual Property Development - Includes manufacturing and distribution of graphene related products.

- Biotech - Includes service revenue generated through aptamer technology.

- Albany Project - Includes the exploration and evaluation asset and mineral exploration activities.

- Unallocated Corporate Costs - Includes corporate activities and certain unallocated costs.

Performance of each reportable segment is measured based on profit before finance costs and income tax, as included in the internal management reports that are reviewed by the Company's Chief Operating Decision Makers, being the Board of Directors and senior leadership team. Segment profit (loss) is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries. Transfer pricing is based on third-party rates.

Information regarding the results of each reportable segment is included below. Inter-company amounts, which represent items purchased and sold between different segments, have been presented within the segment disclosure and are eliminated to arrive at the consolidated amounts.

	IP Development		BioTech		Albany Project		Unallocated Corporate		Total
For the three months ended June 30	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
External net sales	57,797	5,489	-	-	-	-	-	-	57,797	5,489
Cost of sales	30,601	15,188	-	-	-	-	-	-	30,601	15,188
Depreciation and amortization	134,335	152,863	-	-	-	-	-	-	134,335	152,863
Interest Expense	36,802	26,381	-	-	-	-	-	-	36,802	26,381
Net loss	(846,132)	(1,333,643)	(192,872)	(309,098)	(4,286)	(8,151)	(319,058)	(902,297)	(1,362,348)	(2,553,189)
Segment assets	10,890,765	13,487,750	-	9,578	7,591,132	7,394,937	-	-	18,481,897	20,892,265
Segment liabilities	3,537,088	2,160,811	253,716	296,956	200,000	-	503,101	86,883	4,493,905	2,544,650
Capital expenditures	-	-	-	-	53,242	33,131	-	-	53,242	33,131